Exhibit 99.1

Castor Maritime Inc. Reports Financial Results for the
Three Months Ended March 31, 2020
Limassol, Cyprus, June 2, 2020 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced its results for the three months ended March 31, 2020.

Earnings Highlights of the Three Months Ended March 31, 2020:
◾	Revenues, net: $2.7 million for the three months ended March 31, 2020, as compared to $0.9 million for the three months ended March 31, 2019, respectively;
◾	Net (loss)/income: Net loss of $259,868 for the three months ended March 31, 2020, as compared to net income of $55,969 for the three months ended March 31, 2019, respectively;
◾	Loss per share: $0.07 loss per share for the three months ended March 31, 2020, as compared to a loss per share of $0.10 for the three months ended March 31, 2019, respectively;
◾	EBITDA: $0.9 million for the three months ended March 31, 2020, as compared to $0.2 million for the three months ended March 31, 2019, respectively;
◾	Fleet time charter equivalent of $12,008 per day for the three months ended March 31, 2020, as compared to $9,799 for the three months ended March 31, 2019, respectively; and
◾	Cash of $13.4 million as of March 31, 2020.

Earnings Commentary:
First Quarter ended March 31, 2020 and 2019 Results
Time charter revenues, net of charterers’ commissions, for the three months ended March 31, 2020, increased to $2.7 million from $0.9 million in the same period of 2019, or a 200.0% increase. This increase reflects the addition of both the Magic Sun and the Magic Moon to our fleet on September 5, 2019 and October 20, 2019, respectively. These additions correspondingly increased our Available Days from 90 in 2019 to 214 in 2020, thus generating additional revenues in the latter period. The daily time charter equivalent (“TCE”) of our fleet for the first quarter of 2020 stood at $12,008, as compared to a daily TCE of $9,799 earned during the same period ended March 31, 2019, or a 22.5% increase, reflecting primarily the higher daily net revenues earned by the Magic Sun and the Magic Moon in the period compared to those generated by the Magic P in the same period of 2019.
Since most of our revenues for the first quarter derived from time charters entered into before the COVID-19 pandemic began to have a significant economic effect, our results for the first quarter were partially insulated from the impact of COVID-19. However, during the three months ended March 31, 2020, we experienced delays due to COVID 19 disruptions at a Chinese shipyard related to the scheduled dry docking repair of the Magic P and repositioned the vessel for dry dock to South Korea, which resulted in incremental off-hire time and resultant decreased operating revenues for the subject vessel in relation to the revenues earned during the same period of 2019.
Daily vessel operating expenses for the period decreased by $129, or 2.5%, to $5,088 from $5,217 in the respective period of 2019. Daily company administration expenses were $470 in the quarter ended March 31, 2020, compared to $276 in the corresponding period of 2019, with the daily increase of $194, or 70.3%, stemming from additional fees and costs incurred as a result of the continued reporting obligations we incurred as an SEC-registered company as well as other administrative requirements related to being a publicly listed company on the NASDAQ Capital Market, or the NASDAQ, since February 11, 2019. We incurred no public registration costs in the first quarter of 2020, whereas, during the same period of 2019, we incurred costs amounting to $133,295. Public registration costs relate to the non-recurring administrative costs we incurred in connection with registration and listing of our common shares on the Norwegian OTC market on December 21, 2018, and the listing of our common shares on the NASDAQ on February 11, 2019. During the first quarter of 2020, we incurred interest costs in connection with our outstanding indebtedness amounting to $852,807, which also included the non-cash recurring amortization expenses and the non-cash accelerated amortization expenses related to deferred financing costs and to a beneficial conversion feature recognized in connection with our $5.0 Million Senior Unsecured Convertible Debentures or our $5.0 Million Convertible Debentures, aggregating to $519,739, as further discussed below. We had no outstanding indebtedness in the corresponding period of 2019. EBITDA for the three months ended March 31, 2020, was $0.9 million compared to $0.2 million in the same period of 2019, with the increase mainly attributable to the above discussed period-to-period increase in our operating revenues.
Liquidity / Financing / Cash Flow Coverage Commentary:
As of March 31, 2020, total cash amounted to $13.4 million, which included $0.5 million of non legally restricted cash required under a $11.0 million secured term loan financing that we concluded on November 22, 2019. The overall improvement on our consolidated cash position of March 31, 2020, by approximately $8.4 million, in relation to our cash position of December 31, 2019, was mainly the result of our entering into certain financing arrangements within the first quarter of 2020, further discussed below.

As of March 31, 2020, pursuant to the issuance within the first quarter of 2020 of (i) one commercial secured credit facility amounting to $4.5 million and (ii) the $5.0 Million Convertible Debentures, our total debt (including related party debt, gross of unamortized deferred loan fees) was $22.9 million, of which $10.0 million was repayable within one year, as compared to $16.0 million of debt having been incurred as of December 31, 2019. As of the date of this press release, following the conversions under the $5.0 Million Convertible Debentures subsequent to March 31, 2020, our short-term debt obligations have been reduced by approximately $1.9 million, therefore amounting to $8.1 million.
During the three months ended March 31, 2020, we generated net cash from operating activities of $0.04 million as compared to $0.8 million in the corresponding period of 2019, which represents a decrease of $0.76 million, or 95.0%. This decrease is largely associated with the negative effect of variations in working capital. As of March 31, 2020, we reported working capital surplus of $3.3 million (December 31, 2019: $3.2 million).
Recent Business and Financial Developments Commentary:
Update on Conversion of $5.0 Million Convertible Debentures and Number of Shares Issued and Outstanding

Pursuant to the issuances on January 27, 2020, February 10, 2020 and February 19, 2020, to an institutional   investor (the “Investor”) of three convertible debentures (each, a “Convertible Debenture”) in original principal amounts of $2.0 million, $1.5 million and $1.5 million each, respectively, as of the date of this press release, the Investor elected to convert an aggregate $4.2 million of principal and interest of the $5.0 Million Convertible Debentures (which comprises of $4.1 million of principal and $0.1 million of interest) for 6,540,930 common shares (the “Conversion Shares”). As of the same date, the first and second Convertible Debentures have been repaid in full whereas, there remains an outstanding balance of $0.9 million under the third Convertible Debenture. The Convertible Debenture originally matures twelve months from its issuance date, unless earlier converted at the Investor’s option, at any time after issuance, into common shares of the Company.

Following issuance of the Conversion Shares, we have 9,859,042 common shares issued and outstanding as of the date of this press release.

Nasdaq Capital Market Minimum Bid Price Notice

On April 14, 2020, we received written notification from the Nasdaq Stock Market that we were not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market and were initially provided with 180 calendar days, or until October 12, 2020, to regain compliance with the subject requirement. On April 20, 2020, the Nasdaq Stock Market informed us that due to the COVID-19 crisis, temporary relief has been granted related to minimum listing bid price requirements and the Company’s compliance period will be suspended until June 30, 2020, thus extending the period to regain compliance to December 28, 2020. We intend to monitor the closing bid price of our common stock during the compliance period and are considering our options to regain compliance with the NASDAQ minimum bid price requirement. This deficiency can be automatically cured, if the closing bid price of our common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period.

Management Commentary:
Mr. Petros Panagiotidis, Chief Executive Officer and Chief Financial Officer of Castor commented:
"We are pleased with our Q1 2020 performance, despite the headwinds experienced, especially during the end of the quarter due to the novel COVID-19 virus. Our chartering strategy has insulated us in the short term from a very weak spot charter market and has allowed us to continue operating on a cash flow positive basis.  In addition, we have placed ourselves in the fortunate position of having significant on balance sheet liquidity, that provides a cushion to withstanding a potentially prolonged weaker market while at the same time also allows us to take advantage of any attractive growth opportunities presented to us."
Fleet Employment (as of June 2, 2020)
Vessel Name	DWT	Year Built	Country of construction	Daily Gross Charter Rate	Redelivery Date (Earliest/ Latest)		Charterer
Magic P	76,453	2004	Japan	$7,000	June 2020	June 2020	Comerge
Magic Sun (1)	75,311	2001	Korea	$4,500	June 2020	June 2020	Richland
Magic Moon	76,602	2005	Japan	$13,000	June 2020	September 2020	United

(1)	Within the next 2-3 days, the Magic Sun is expected to commence a new time charter trip with the same charterer with duration of approximately 25 days at a daily gross hire rate of $5,500.

Financial Results Overview:

	Three Months Ended
(expressed in U.S. dollars)	March 31, 2020 (unaudited)	March 31, 2019 (unaudited)
Time charter revenues, net	$2,725,277	$927,056
Net (Loss)/Income	$(259,868)	$55,969
Operating income	$582,141	$49,717
EBITDA(1)	$905,274	$223,174
Loss per common share	$(0.07)	$(0.10)

(1)
EBITDA is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Fleet selected financial and operational data:
Set forth below are selected operational and financial statistical data of our fleet for each of the three months ended March 31, 2020 and 2019 that the Company believes are useful in better analysing trends in its results of operations:
	Three Months Ended March 31,
(expressed in U.S. dollars except for operational data)	2020	2019
Ownership Days (1)	273	90
Available Days (2)	214	90
Daily Time Charter Equivalent (TCE)(3)	$12,008	$9,799
Fleet Utilization (4)	78.4%	100%
Daily vessel operating expenses (5)	$5,088	$5,217
Daily company administration expenses (6)	$470	$276
(1)	Ownership days are the total number of calendar days in a period during which we owned our vessel(s).
(2)
Available days are the Ownership days after subtracting off-hire days associated with major repairs, vessel upgrades and dry dockings or special or intermediate surveys (which do not include ballast voyage days for which compensation has been received, if any) and major unscheduled repair and off-hire days.

(3)
Daily TCE is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(4)
Fleet utilization is calculated by dividing the Available days (which include ballast voyage days for which compensation has been received) during a period by the number of Ownership days during that period.

(5)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership days for such period.
(6)	Daily company administration expenses are calculated by dividing company administration expenses during a period by the number of Ownership days during that period.

APPENDIX A
CASTOR MARITIME INC.
Unaudited Condensed Consolidated Statements of Comprehensive Income

(In U.S. dollars except for shares and per share data)	Three Months Ended March 31,
	2020	2019
REVENUES
Time charter revenues, net of charterers’ commissions	$2,725,277	$927,056
EXPENSES
Voyage expenses (including related party commissions)	(155,507)	(45,143)
Vessel operating expenses	(1,389,070)	(469,517)
General and administrative expenses
- Company administration expenses	(128,383)	(24,838)
- Public registration costs	—	(133,295)
Management fees -related party	(136,500)	(28,800)
Depreciation and amortization	(333,676)	(175,746)
Operating income	$582,141	$49,717
Interest and finance costs, net (including related party interest costs)	(831,466)	8,541
Other expenses	(10,543)	(2,289)
Net (loss)/income	$(259,868)	$55,969

Loss per common share (1) (basic and diluted)	$(0.07)	$(0.10)
Weighted average number of shares outstanding, basic and diluted:
Common shares	3,831,031	2,400,000

(1)
Loss per common share, basic and diluted, for the three months ended March 31, 2019, is calculated after taking into account the effect of accrued cumulative dividends on the Series A Preferred Shares. Following an agreement reached on October 1, 2019 between the Series A Preferred Holders and the Company, all dividend payment obligations on the Series A Preferred Shares have been waived during the period from July 1, 2019 until December 31, 2021.

CASTOR MARITIME INC.
Consolidated Condensed Balance Sheets and Cash Flow Data (unaudited)
(Expressed in U.S. Dollars—except for share data)

	March 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,915,701	$4,558,939
Due from related party	672,236	759,386
Other current assets	1,192,554	902,572
Total current assets	14,780,491	6,220,897

NON-CURRENT ASSETS:
Vessels, net	23,854,253	23,700,029
Other non-currents assets	1,261,430	500,000
Total non-current assets, net	25,115,683	24,200,029
Total assets	39,896,174	30,420,926

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net –including related party	9,386,811	1,522,895
Trade payables	1,022,547	410,592
Accrued liabilities	903,774	556,248
Deferred Revenue	211,477	493,015
Total current liabilities	11,524,609	2,982,750

NON-CURRENT LIABILITIES:
Long-term debt, net -including related party	12,662,043	14,234,165
Total non-current liabilities	12,662,043	14,234,165
Total Liabilities	24,186,652	17,216,915

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 6,652,149 and 3,318,112 shares, issued and outstanding as at March 31, 2020 and December 31, 2019, respectively	6,652	3,318
Series A Preferred Shares- 480,000 shares issued and outstanding as at March 31, 2020 and December 31, 2019, respectively	480	480
Series B Preferred Shares- 12,000 shares issued and outstanding as at March 31, 2020 and December 31, 2019, respectively	12	12
Additional paid-in capital	15,525,448	12,763,403
Retained Earnings	176,930	436,798
Total shareholders’ equity	15,709,522	13,204,011

Total liabilities and shareholders’ equity	$39,896,174	$30,420,926

CASH FLOW DATA	Three Months Ended March 31,
	2020	2019
Net cash provided by operating activities	$37,197	$751,378
Net cash used in investing activities	(347,922)	—
Net cash provided by financing activities	$8,667,487	$—

APPENDIX B
Non-GAAP Financial Information
Daily Time Charter Equivalent (TCE) Rate. TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total revenues (either time charter or voyage charter revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to Time charter revenues, net, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended March 31,
(In U.S. dollars, except for Available Days)	2020	2019
Time charter revenues, net	$2,725,277	$927,056
Voyage Expenses (including related party commissions)	(155,507)	(45,143)
Time charter equivalent revenues	$2,569,770	$881,913
Available Days	214	90
Time charter equivalent (TCE) rate	$12,008	$9,799

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of Net Income to EBITDA
	Three-Months Ended March 31,
(In U.S. dollars)	2020	2019

Net (Loss)/Income	$(259,868)	$55,969
Depreciation and amortization	333,676	175,746
Interest and finance costs, net (including amortization of deferred financing costs and beneficial conversion feature)	831,466	(8,541)
EBITDA	$905,274	$223,174

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com